Exhibit 99.2

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements and the information included elsewhere in this report as well as our Annual Report on Form 10-K, particularly under the head “Risk Factors.” In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors.

Business Overview

We develop, manufacture and market fiber optic sensing and test & measurement products focused on bringing new and innovative technology solutions to measure, monitor, protect and improve critical processes in the aerospace, automotive, energy, composite, telecommunications, and defense industries. In addition, we provide applied research services, typically under research programs funded by the U.S. government, in areas of advance materials, sensing, and healthcare applications. Our business model is designed to accelerate the process of bringing new and innovative products to market. We use our in-house technical expertise across a range of technologies to perform applied research services for companies and government-funded projects. We continue to invest in product development and commercialization, which we anticipate will lead to increased product sales growth.

Our corporate growth strategy is focused on becoming the leading provider of fiber optic strain & temperature sensing solutions and standard test methods for composite, as well as non-composite materials, structures and systems.

We are organized into two main business segments, our Products and Licensing segment and our Technology Development segment. Our Products and Licensing segment develops, manufactures and markets our fiber optic sensing, as well as test and measurement products and also conducts applied research in the fiber optic sensing area for both corporate and government customers. We are continuing to develop and commercialize our fiber optic technology for strain and temperature sensing applications for the aerospace, automotive, and energy industries. Our Products and Licensing segment revenues represented approximately 36% and 38% of our total revenues for the years ended December 31, 2012 and 2013, respectively. A breakdown of our operating income (loss) by segment, as well as our total assets by segment, is provided in footnote 13 to our consolidated financial statements included in this report.

Our Technology Development segment performs applied research principally in the areas of sensing and instrumentation, advanced materials and health sciences. Our Technology Development segment comprised approximately 64% and 62% of our total revenues for the years ended December 31, 2012 and 2013, respectively. Prior to our sale of our Secure Computing and Communications group, or SCC, to MacAulay-Brown, Inc., or Mac-B, SCC provided innovative solutions designed to secure critical technologies within the U.S. government. SCC conducted applied research and provided services to the government in this area, with its revenues primarily derived from U.S. government contracts and purchase orders. Following the sale of SCC, our Technology Development segment predominantly performs applied research in the areas of sensing and materials. Most of the government funding for our Technology Development segment excluding SCC is derived from the Small Business Innovation Research, or SBIR, program coordinated by the U.S. Small Business Administration, or SBA.

We generate revenues through technology development services provided under contractual arrangements, product sales, product development under contractual relationships and license fees. Our Technology Development segment revenues have historically accounted for a large portion of our total revenues, and we expect that they will continue to represent a significant portion of our total revenues for the foreseeable future. Our Technology Development segment revenues decreased from $15.1 million in 2012 to $11.4 million in 2013. The decrease from 2012 to 2013 was caused primarily by a decrease in our optical systems group due to the completion of certain large contracts during 2012 that were not renewed or replaced in 2013.

Within the Technology Development segment, we have historically had a backlog of contracts for which work has been scheduled, but for which a specified portion of work has not yet been completed. We define backlog as the dollar amount of obligations payable to us under negotiated contracts upon completion of a specified portion of work that has not yet been completed, exclusive of revenues previously recognized for work already performed under these contracts, if any. Total backlog includes funded backlog, which is the amount for which money has been directly authorized by the U.S. Congress and for which a purchase order has been received by a commercial customer, and unfunded backlog, representing firm orders for which funding has not yet been appropriated. Indefinite delivery and quantity contracts and unexercised options are not reported in total backlog. The approximate value of our Technology Development segment backlog was $8.7 million at December 31, 2013 and $10.3 million at December 31, 2012, excluding $3.3 million of backlog related to SCC as of December 31, 2012.

Revenues from product sales currently represent a smaller portion of our total revenues, and, historically, we have derived most of these revenues from the sales of our sensing systems and products that make use of light-transmitting optical fibers, or fiber optics. We continue to invest in product development and commercialization, which we anticipate will lead to increased product sales growth. Although we have been successful in licensing certain technology in past years, we do not expect license revenues to represent a significant portion of future revenues. Over time, however, we do intend to gradually increase such revenues. In the near term, we expect revenues from product sales and product development to be primarily in areas associated with our fiber optic instrumentation, test and measurement and sensing platforms. In the long term, we expect that revenues from product sales will represent a larger portion of our total revenues and that as we develop and commercialize new products, these revenues will reflect a broader and more diversified mix of products.

We incurred net losses attributable to common stockholders of approximately $1.5 million and $0.9 million for the years ended December 31, 2012 and 2013, respectively.

We expect to continue to incur increasing expenses as we seek to expand our business, including expenses for research and development, sales and marketing and manufacturing capabilities. We may also grow our business in part through acquisitions of additional companies and complementary technologies, which could cause us to incur transaction expenses, amortization or write-offs of intangible assets and other acquisition-related expenses. As a result, we expect to incur net losses for the foreseeable future, and these losses could be substantial.

On January 21, 2014, we sold our assets associated with the development of fiber optic shape sensing and localization for the medical field to affiliates of Intuitive, for total cash consideration of up to $30 million, including $12 million received in 2014 and up to $18 million that we may receive in the future based on the achievement of certain technical milestones and royalties on system sales if any. Our revenues recognized related to fiber optic shape sensing in medical applications and SCC were $8.9 million and $5.9 million for the years ended December 31, 2012, and 2013, respectively.

Our sales of SCC in 2013 and our medical shape sensing business, in 2014 are expected to result in lower revenues until we can increase revenues significantly, primarily from product sales. As a result, we may incur greater net losses than we have in prior years.

Description of Our Revenues, Costs and Expenses

Revenues

We generate revenues from technology development, product sales and commercial product development and licensing activities. We derive technology development revenues from providing research and development services to third parties, including government entities, academic institutions and corporations, and from achieving milestones established by some of these contracts and in collaboration agreements. In general, we complete contracted research over periods ranging from six months to three years, and recognize these revenues over the life of the contract as costs are incurred or upon the achievement of certain milestones built into the contracts. Our technology development revenues represented approximately 64% and 62% of our total revenues for the years ended December 31, 2012 and 2013, respectively.

Our products and licensing revenues reflect amounts that we receive from sales of our products or development of products for third parties, as well as fees paid to us in connection with licenses or sub-licenses of certain patents and other intellectual property, and represented approximately 36% and 38% of our total revenues for the years ended December 31, 2012 and 2013, respectively.

Cost of Revenues

Cost of revenues associated with technology development revenues consists of costs associated with performing the related research activities including direct labor, amounts paid to subcontractors and overhead allocated to technology development activities.

Cost of revenues associated with product sales and license revenues consists of license fees for use of certain technologies; product manufacturing costs including all direct material and direct labor costs; amounts paid to our contract manufacturers; manufacturing, shipping and handling; provisions for product warranties; and inventory obsolescence, as well as overhead allocated to each of these activities.

Operating Expense

Operating expense consists of selling, general and administrative expenses, as well as expenses related to research, development and engineering, depreciation of fixed assets and amortization of intangible assets. These expenses also include compensation for employees in executive and operational functions including certain non-cash charges related to expenses from option grants, facilities costs, professional fees, salaries, commissions, travel expense and related benefits of personnel engaged in sales, product management and marketing activities; costs of marketing programs and promotional materials; salaries, bonuses and related benefits of personnel engaged in our own research and development beyond the scope and activities of our Technology Development segment; product development activities not provided under contracts with third parties; and overhead costs related to these activities.

Interest Expense, net

In February 2010, we entered into a new line of credit facility with Silicon Valley Bank, or SVB, with a borrowing capacity of $5.0 million. In May 2011, we entered into a loan modification agreement with SVB under which we repaid the outstanding balance under the prior line of credit and obtained a term loan in the amount of $6.0 million, along with a new $1.0 million line of credit. In May 2012, we entered into another loan modification agreement with SVB under which we extended the maturity date of the line of credit to May 2014 and adjusted certain covenants. On March 21, 2013, we entered into another loan modification agreement with SVB under which we replaced the previous financial covenants with a single covenant that we maintain a minimum cash balance of $5.0 million. At December 31, 2013, we had $2.1 million outstanding on the term loan and no amounts outstanding on the line of credit. Effective on January 21, 2014, this minimum cash balance covenant was modified to reduce the required minimum balance to $3.5 million.

During the years 2012 and 2013, interest expense included interest accrued on our outstanding bank credit facilities, and interest incurred with respect to our capital lease obligations.

Interest income includes amounts earned on our cash deposits with financial institutions.

Critical Accounting Policies and Estimates

Technology Development Revenues

We perform research and development for U.S. Federal government agencies, educational institutions and commercial organizations. We recognize revenue under research contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectability of the contract price is considered reasonably assured and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts. Direct contract costs are expensed as incurred.

Under cost reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract and paid a fixed fee representing the profit negotiated between us and the contracting agency. Revenue from cost reimbursable contracts is recognized as costs are incurred plus an estimate of applicable fees earned. We consider fixed fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Revenue from time and materials contracts is recognized based on direct labor hours expended at contract billing rates plus other billable direct costs.

Fixed price contracts may include either a product delivery or specific service performance throughout a period. For fixed price contracts that are based on the proportional performance method and involve a specified number of deliverables, we recognize revenue based on the proportion of the cost of the deliverables compared to the cost of all deliverables included in the contract as this method more accurately measures performance under these arrangements. For fixed price contracts that provide for the development and delivery of a specific prototype or product, revenue is recognized based upon the percentage of completion method.

Our contracts with agencies of the U.S. government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectability of the contract price, we consider our previous experience with our customers, communication with our customers regarding funding status and our knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is reasonably assured.

Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort and an ongoing assessment of progress toward completing the contract. From time to time, as part of normal management processes, facts may change, causing revisions to estimated total costs or revenues expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

The underlying bases for estimating our contract research revenues are measurable expenses, such as labor, subcontractor costs and materials, and data that are updated on a regular basis for purposes of preparing our cost estimates. Our research contracts generally have a period of performance of six to 18 months, and our estimates of contract costs have historically been consistent with actual results. Revisions in these estimates between accounting periods to reflect changing facts and circumstances have not had a material impact on our operating results, and we do not expect future changes in these estimates to be material.

Whether certain costs under government contracts are allowable is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not likely have a significant impact on revenues recognized for those contracts.

Products and Licensing Revenues

We recognize revenue relating to our product sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability of the resulting receivable is reasonably assured. For tangible products that contain software that is essential to the tangible product’s functionality, we consider the product and software to be a single unit of accounting and recognize revenue accordingly. We evaluate product sales that are a part of multiple-element revenue arrangements to determine whether separate units of accounting exist, and we follow appropriate revenue recognition policies for each separate unit. For multi-element arrangements we allocate revenue to all significant deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price or TPE, and (iii) best estimate of the selling price, or ESP. VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable. Our product sales often include bundled products, options and services and therefore VSOE is not readily determinable. In addition, we believe that because of unique features of our products, TPE also is not available. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

Our process for determining ESP for deliverables without VSOE or TPE considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered in developing the ESPs include prices charged by us for similar offerings, our historical pricing practices, the nature of the deliverables, and the relative ESP of all of the deliverables as compared to the total selling price of the product. We may also consider, when appropriate, the impact of other products and services, on selling price assumptions when developing and reviewing our ESPs.

Income Taxes

We estimate our tax liability through calculating our current tax liability, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our balance sheet. Management then assesses the likelihood that deferred tax assets will be recovered in future periods. In assessing the need for a valuation allowance against the net deferred tax asset, management considers factors such as future reversals of existing taxable temporary differences, taxable income in prior carry back years, whether carry back is permitted under the tax law, tax planning strategies and estimated future taxable income exclusive of reversing temporary differences and carry forwards. To the extent that we cannot conclude that it is more likely than not that the benefit of such assets will be realized, we establish a valuation allowance to reduce their net carrying value.

As we assess our projections of future taxable income or other factors that may impact our ability to generate taxable income in future periods, our estimate of the required valuation allowance may change, which could have a material impact on future earnings or losses.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities. While it is often difficult to predict the final outcome of timing of the resolution of any particular tax matter, we establish a liability at the time we determine it is probable we will be required to pay additional taxes related to certain matters. These liabilities are recorded in accrued liabilities in our consolidated balance sheets. We adjust this provision, including any impact on the related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit. A number of years may elapse before a particular matter for which we have established a liability is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. Settlement of any particular issue would usually require the use of cash. We recognize favorable resolutions of tax matters for which we have previously established liabilities as a reduction to our income tax expense when the amounts involved become known.

Due to differences between federal and state tax law, and accounting principles generally accepted in the United States of America, or GAAP, certain items are included in the tax return at different times than when those items are reflected in the consolidated financial statements. Therefore, the annual tax rate reflected in our consolidated financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible in our tax return. Some differences, such as depreciation expense, reverse over time and create deferred tax assets and liabilities. The tax rates used to determine deferred tax assets or liabilities are the enacted tax rates in effect for the year in which the differences are expected to reverse. Based on the evaluation of all available information, we recognize future tax benefits, such as net operating loss carry forwards, to the extent that realizing these benefits is considered more likely than not.

Stock-Based Compensation

We recognize stock-based compensation expense based upon the fair value of the underlying equity award on the date of the grant. We have elected to use the Black-Scholes option pricing model to value any awards granted. We amortize stock-based compensation for such awards on a straight-line basis over the related service period of the awards taking into account the effects of the employees’ expected exercise and post-vesting employment termination behavior. To compute the volatility used in this model, we use the lifetime volatility of our common stock.

Long-lived and Intangible Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

Results of Operations

The following table shows information derived from our consolidated statements of operations expressed as a percentage of total revenues for the periods presented.

	Year ended December 31,
	2012	2013
Revenues:
Technology development revenues	64.5%	62.3%
Product and licensing revenues	35.5	37.7

Total revenues	100.0	100.0
Cost of Revenues:
Technology development costs	45.8	48.4
Product and licensing costs	16.3	18.6

Total cost of revenues	62.1	67.0

Gross Profit	37.9	33.0
Operating Expense	55.5	76.8

Operating Loss	(17.6)	(43.8)
Total Other (Expense) Income, net	(0.9)	0.8

Loss from continuing operations before income taxes	(18.5)	(43.1)

Loss from continuing operations	(13.8)	(30.1)
Income from discontinued operations, net of income taxes	7.9	25.7

Net Loss	(5.9)	(4.4)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

	2013	2012	$ Difference	% Difference
Technology development revenues	$11,421,868	$15,126,834	$(3,704,966)	(24.5)%
Products and licensing revenues	6,911,707	8,338,967	(1,427,260)	(17.1)%

Total revenues	$18,333,575	$23,465,801	$(5,132,226)	(21.9)%

Our Technology Development segment revenue decreased $3.7 million from $15.1 million in the year ended December 31, 2012 to $11.4 million in the year ended December 31, 2013. This decrease was due primarily to a decline in revenues from our optical systems group of $3.2 million due to the completion of certain large contracts during the second half of 2012, which contracts were not renewed or replaced in 2013.

Our Products and Licensing segment revenue decreased from $8.3 million to $6.9 million, a decrease of 17.1%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Our Products and Licensing segment revenues decreased primarily due to softness in the telecom test and measurement industry overall, which resulted in $0.9 million decline in sales of our OVA products and a $0.2 million decline in sales of our Phoenix laser products.

Cost of Revenues

	2013	2012	$ Difference	% Difference
Technology development costs	$8,882,071	$10,749,335	$(1,867,264)	(17.4)%
Products and licensing costs	3,402,846	3,824,661	(421,815)	(11.0)%

Total costs of revenues	$12,284,917	$14,573,996	$(2,289,079)	(15.7)%

Our Technology Development segment costs decreased to $8.9 million for the year ended December 31, 2013 from $10.7 million for the year ended December 31, 2012 a decrease of 17.4%. The decrease primarily reflects a $2.0 million decrease in costs, including direct labor, overhead, and subcontractor charges, associated with reduced contract work in our optical systems group for 2013 compared to 2012.

Our Products and Licensing segment costs decreased to $3.4 for the year ended December 31, 2013 from $3.8 million for the year ended December 31, 2012 a decrease of 11.0%. The decrease was caused primarily by the decline in products sales described above. Product revenue declined 17.1% for the same period. Costs of sales were 49% for the year ended December 31, 2013 compared to 48% for the year ended December 31, 2012.

Operating Expense

	2013	2012	$ Difference	% Difference
Selling general and administrative expense	$10,970,775	$10,249,444	$721,331	7.0%
Research, development, and engineering expense	3,113,193	2,772,438	340,755	12.3%

Total operating expense	$14,083,968	$13,021,882	$1,062,086	8.2%

Selling, general and administrative expenses increased by $0.7 million, or 7.0%, to $11.0 million for the year ended December 31, 2013, as compared to $10.2 million for the year ended December 31, 2012. This increase was due to costs recognized of $0.8 million in 2013 in connection with the sale of our shape sensing business in the medical field to Intuitive, which transaction was closed in January 2014.

Research, development, and engineering expenses increased $0.3 million, or 12.3%, from $2.8 million for 2012 to $3.1 million for 2013. This increase is primarily due to increased engineering expenses in our products and licensing segment as resources were more heavily directed toward internal development programs, including development of our ODiSI B product, rather than third-party funded product development activities.

Interest Expense and Other Income

Our net interest expense was approximately $208,000 for the year ended December 31, 2013 compared to approximately $312,000 for the year ended December 31, 2012. During 2012 and 2013, our primary outstanding borrowing was the term loan provided by SVB. The average monthly loan balance for the year ended December 31, 2013 was $2.9 million as compared to $4.4 million for the year ended December 31, 2012, resulting in a decrease in interest expense.

Other income was approximately $347,000 for the year ended December 31, 2013 and $108,000 for the year ended December 31, 2012. During the year ended December 31, 2013, we received approximately $48,000 from an insurance policy profit share and $265,000 in rent income from a sublease of office space. We also recognized additional income from the amortization of the discount we received on prepayment of the Hansen Note of approximately $38,000, which was fully amortized during the second quarter of 2013. Other income for 2012 was primarily due to the full year amortization of the Hansen Note of approximately $93,000.

Income Tax Benefit

We recognized alternative minimum income taxes in the amounts of $14,071 and $21,417 for the years ended December 31, 2013 and 2012, respectively. For the year ended December 31, 2013, we recognized in continuing operations an income tax benefit of $2,387,422, which is offset by the tax expense recognized on the gain on sale of the SCC business and the operating results of our shape sensing business included in discontinued operations. For the year ended December 31, 2012, we recognized in continuing operations an income tax benefit of $1,106,564, which is offset by the tax expense recognized on the results of operations of the SCC business and the shape sensing business included in the discontinued operations.

Loss from Continuing Operations

As a result of the foregoing, including our $5.1 million decline in revenues and $1.3 million increase in operating expenses during the year ended December 31, 2013, compared to the prior year, offset by an increase of $1.2 million in income tax benefit we incurred a net loss from continuing operations of approximately $5.5 million, as compared to a net loss from continuing operations of $3.3 million for the year ended December 31, 2012.

Income from Discontinued Operations

For the year ended December 31, 2013, we recognized net income from discontinued operations of $4.7 million, compared to net income from discontinued operations of $1.8 million for the year ended December 31, 2012. For 2013, this income consisted of a $3.4 million gain realized on the sale of SCC, net of income taxes, which occurred during the first quarter of 2013, and an operating income of $1.3 million related to the operations of our medical shape sensing business and SCC prior to the sale of SCC in the first quarter of 2013, net of $0.9 million income taxes. For 2012, this income consisted of the operations of SCC and our medical shape sensing business of $1.8 million in the aggregate, net of $1.1 million income tax.

Preferred Stock Dividend

In January 2010, we issued 1,321,514 shares of our newly designated Series A Convertible Preferred Stock to Carilion. The Series A Convertible Preferred Stock carries an annual cumulative dividend of 6%, or approximately $0.2815 per share. During 2013 and 2012, we accrued approximately $102,000 and $120,000, respectively, for the dividends payable to Carilion. The dividends are not payable in cash, but rather in shares of our Common Stock, until liquidation event occurs. During each of 2013 and 2012, 79,292 shares of common stock became issuable to Carilion as dividends and have been recorded in the statement of stockholders’ equity.

Liquidity and Capital Resources

At December 31, 2013, our total cash and cash equivalents were approximately $7.8 million. The sale of SCC on March 1, 2013 significantly increased our cash and cash equivalents by providing us with net proceeds of approximately $5.2 million, after deducting transaction expenses paid by us. Included in the $5.2 million is $125,000, which was placed in escrow to be released in tranches over 18 months after closing, subject to certain events and dates and to any indemnification claims of Mac-B.

On May 18, 2011, we entered into an agreement with SVB under which SVB made a term loan to us in the amount of $6.0 million. The term loan is to be repaid by us in 48 monthly installments, plus accrued interest payable monthly in arrears, and, unless earlier terminated, matures on the earlier of either May 1, 2015 or an event of a default under the underlying loan and security agreement. The term loan carries a floating annual interest rate equal to SVB’s prime rate then in effect plus 2%.

We may prepay amounts due under the term loan at any time with no penalties.

In addition to the terms and conditions of the term loan, we have a revolving credit facility with SVB with a maximum borrowing capacity of $1.0 million and a maturity date of May 18, 2014.

The annual interest rate on the revolving facility is equal to SVB’s prime rate plus 1.25%, payable monthly in arrears, with an unused line of credit fee one-quarter of one percent (0.25%), payable monthly. We may terminate the line of credit for a termination fee of $10,000, which fee would not be payable in the event that the line of credit is replaced by another loan facility with SVB.

Amounts due under the term loan and the revolving line of credit, which we refer to together as the Credit Facilities, are secured by substantially all of our assets, including intellectual property, personal property and bank accounts.

On March 21, 2013, the Credit Facilities were amended to replace the existing financial covenants with a single covenant that we maintain a minimum cash balance of $5.0 million. Effective on January 21, 2014, in connection with our sale of assets to Intuitive, this covenant was modified to reduce the minimum cash balance to $3.5 million. We are in compliance with all covenants under the Credit Facilities.

The Credit Facilities contain customary events of default, including nonpayment of principal, interest or other amounts, violation of covenants, material adverse change, an event of default under any subordinated debt documents, incorrectness of representations and warranties in any material respect, bankruptcy, judgments in excess of a threshold amount, and violations of other agreements in excess of a threshold amount. If any event of default occurs SVB may declare due immediately all borrowings under the Credit Facilities and foreclose on the collateral. Furthermore, an event of default under the Credit Facilities would result in an increase in the interest rate on any amounts outstanding.

The balance under the term loan at December 31, 2013 was $2,125,000, of which $625,000 was classified as long-term and $1,500,000 was classified as short-term. No amounts were outstanding under the line of credit at December 31, 2013.

In January 2014, we completed a sale of certain assets to Intuitive. Under the terms of the sale agreement we have received $12.0 million.

We believe that our current cash balance, together with our cash flow from operations, the expected payments from Intuitive in 2014 and the funds available to us under the Credit Facilities with SVB, will provide adequate liquidity for us to meet our working capital needs during the remainder of 2014.

Discussion of Cash Flows

	Twelve months ended
	2012	2013
Net cash provided by/(used in) operating activities	$(396,768)	$(1,787,292)
Net cash (used in)/provided by investing activities	(595,927)	4,670,448
Net cash used in by financing activities	(1,605,971)	(1,445,076)

Net (decrease)/increase in cash	$(2,598,666)	$1,438,080

During 2013, operations used $1.8 million of net cash, as compared to 2012, when operations used $0.4 million of net cash. In 2013, our net loss of $0.8 million included a benefit of an after-tax gain on the sale of SCC of $3.3 million and a tax benefit of $1.5 million. Absent the effects of that gain and the tax benefit, our pre-tax loss from continuing operations was $5.5 million. The pre-tax loss from continuing operations included charges for depreciation and amortization of $0.9 million, share-based compensation of $1.2 million and allowance for doubtful accounts of $0.1 million all of which are non-cash items that do not impact cash flow for the period. Additionally, changes in working capital provided net cash inflow of $1.7 million, principally due to a decrease of $1.5 million in accounts receivable.

In 2012, our net loss of $1.4 million and $2.0 million in net cash outflows from changes in operating assets and liabilities was partially offset by $3.0 million in non-cash expenses.

Cash used in or provided by investing activities relates to the purchase of property and equipment as well as capitalized costs associated with securing intellectual property rights and, in 2013, the sale of SCC. Our overall cash provided by investing activities was $4.7 million in 2013, consisting of a cash inflow $5.1 million from the sale of SCC in March of 2013 and the cash outflow of $0.2 million for the purchase of equipment, compared to $0.4 million for 2012 and we incurred $0.3 million in patent costs associated with certain intangible assets, primarily associated with our fiber optic platform, compared to $0.2 million 2012.

Cash used in financing activities for the year ended December 31, 2013 was $1.4 million compared to cash used in financing activities of $1.6 million in 2012.

During 2013, we repaid $1.5 million to SVB for principal on our Term Loan. We also paid approximately $57,000 for leased equipment and received approximately $112,000 from the exercise of options and warrants.

During 2012, we repaid $1.6 million to SVB for principal on our Term Loan. We also paid approximately $50,000 for leased equipment and received approximately $70,000 from the exercise of options and warrants.

Summary of Contractual Obligations

The following table sets forth information concerning our known contractual obligations as of December 31, 2013 that are fixed and determinable.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations (1)	$2,125,000	$1,500,000	$625,000	$—	$—
Operating facility leases (2)	2,434,894	1,014,131	1,109,023	311,740	—
Other leases (3)	176,924	66,617	102,601	7,706	—
Purchase order obligation (4)	1,405,026	1,180,682	224,344	—	—
City of Danville grant (5)	21,593	21,593	—	—	—
Other liabilities (6)	1,830,000	320,000	850,000	440,000	220,000

Total	$7,993,437	$4,103,023	$2,910,968	$759,446	$220,000

(1)	Amounts due under our debt obligations to SVB are payable in monthly installments through May 2015.
(2)	We lease our facilities in Blacksburg, Charlottesville and Roanoke, Virginia under operating leases that as of December 31, 2013, were scheduled to expire between November 2014 and December 2018. On March 21, 2013, we amended the lease on our Roanoke office to reduce the square footage covered by the lease effective as of May 1, 2014 and extend the term of the lease through December 2018. Upon expiration of the leases, we may exercise certain renewal options as specified in the leases.
(3)	In February 2011 and August 2013 we executed $274,000 and $50,100 leases, respectively, for equipment for our offices in Roanoke, Blacksburg and Charlottesville, Virginia. These equipment leases expire in February 2016 and August 2018, respectively.
(4)	In the fourth quarter of 2013 our Luna Technologies subsidiary executed two non-cancelable purchase orders in the amounts of $0.9 million and $0.5 million for multiple shipments of tunable lasers to be delivered over an 18-month period beginning in December of 2013. The amount set forth in the table above represents our remaining obligation as of December 31, 2013.
(5)	In March 2004, we received a $900,000 grant from the City of Danville, Virginia. One-half of the grant was to be used to offset certain capital expenditures for leasehold improvements being made at our Danville facility, and one-half was to be used for our creation of new jobs. We satisfied the job creation criteria in full and the capital expenditures criteria in part in 2008 and recognized $668,000 of the grant as income for that year. In 2009 and 2010 we satisfied additional criteria and earned another approximately $124,000 of the grant. In January 2010, we agreed to repay the remaining $108,000 of the grant in quarterly installments through November 2014.
(6)	Other liabilities include remaining amounts payable for minimum royalty payments for certain licensed technologies payable over the remaining patent terms of the underlying technology.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined in Regulation S-K, Item 303(a)(4)(ii).

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations.